UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, March 25, 2011 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 5% being crossed downwards by Silchester International Investors LLP which now owns 4.99% of Delhaize Group’s voting rights.

On March 22, 2011, Silchester International Investors LLP notified Delhaize Group that as of March 18, 2011 Silchester International Investors LLP owned 5 070 562 Delhaize Group shares, representing 4.99% of its voting rights. This is a decrease of 33 862 shares compared to the previous notification of ownership of 5 104 424 shares received on December 10, 2010.

Silchester International Investors LLP is controlled by Silchester Partners Limited, which holds over 90% of its capital interests. Stephen C. Butt, Silchester’s Chairman and Chief Investment Officer, and his family control approximately 50.5% of the shares of Silchester Partners Limited.

Silchester International Investors LLP acts as the fully discretionary investment manager for a number of funds, such as Silchester International Investors International Value Equity Taxable Trust, Silchester International Investors International Value Equity Group Trust, Silchester International Investors Tobacco Free International Value Equity Trust, Silchester International Investors International Value Equity Trust and The Cavella Trust.

Silchester International Investors LLP has sole and exclusive proxy voting authority over the Delhaize Group voting rights that are the subject of this disclosure. The notification mentioned however that Silchester International Investors LLP does not act as custodian and that the Delhaize Group shares are not held in its name.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media):	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 28, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President